UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) of THE SECURITIES EXCHANGE ACT OF 1934
For the Transition period from                      to
Commission file number 0-516

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
SONOCO SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
SONOCO PRODUCTS COMPANY
1 N. Second St.
Hartsville, South Carolina 29550

Sonoco Savings Plan
Financial Statements
December 31, 2009 and 2008

Sonoco Savings Plan
Index

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits December 31, 2009 and 2008	2

Statements of Changes in Net Assets Available for Benefits Years Ended December 31, 2009 and 2008	3

Notes to Financial Statements	4—15

Supplemental Schedule

Schedule H, Part IV, Line 4i — Schedule of Assets Held at End of Year December 31, 2009	17

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not required or are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and the Employee Benefits Committee of the
Sonoco Savings Plan:
We have audited the accompanying statements of net assets available for benefits of the Sonoco Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Sonoco Savings Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ GRANT THORNTON LLP
Columbia, South Carolina
June 28, 2010

Sonoco Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

(in thousands of dollars)	2009	2008
Assets
Investments, at fair value:
Plan interest in Sonoco Products Company Master Trust	$544,535	$461,558
Participant loans	25,484	24,846

	570,019	486,404

Receivables:
Employer contribution	237	711
Dividend and interest receivable	463	539

Total receivables	700	1,250

Total assets	570,719	487,654

Liabilites
Refunds payable	897	—
Accrued administrative fees	454	103

Total liabilities	1,351	103

Net assets available for benefits at fair value	569,368	487,551

Adjustment from fair value to contract value for interest in common collective trusts relating to fully benefit-responsive investment
contracts	(1,533)	2,839

Net assets available for benefits	$567,835	$490,390

The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2009 and 2008

(in thousands of dollars)	2009	2008
Additions to net assets attributed to:
Plan interest in Sonoco Products Company Master Trust
investment income (Note 3):
Net appreciation/(depreciation) in investments	$66,370	$(119,781)
Interest and dividends	8,312	9,389
Participant loan interest	1,606	1,882

Net investment income/(loss)	76,288	(108,510)

Contributions:
Employer	7,304	15,516
Employees	26,256	30,632

Total contributions	33,560	46,148

Total additions/(deductions)	109,848	(62,362)

Deductions from net assets attributed to:
Distributions to participants	31,262	35,682
Administrative expenses (Note 5)	1,145	1,098

Total deductions	32,407	36,780

Increase/(decrease) in net assets available for benefits
before transfer from other qualified plans	77,441	(99,142)
Transfer in from other qualified plans	4	4,943

Increase/(decrease) in net assets available for benefits after transfer
from other qualified plans	77,445	(94,199)
Net assets available for benefits:
Beginning of year	490,390	584,589

End of year	$567,835	$490,390

Prior year’s data have been reclassified to conform to the current year’s presentation.
The accompanying notes are an integral part of these financial statements.

Sonoco Savings Plan
Notes to Financial Statements
Note 1. Description of the Plan
General
The Sonoco Savings Plan (the “Plan”) is a defined contribution plan covering a majority of U.S. employees of Sonoco Products Company (the “Company” or “Sonoco”). The Plan is primarily designed to provide a retirement savings vehicle for its participants. The Company is a South Carolina corporation founded in 1899 in Hartsville, South Carolina. Sonoco is a manufacturer of industrial and consumer packaging products and a provider of packaging services with 312 locations in 35 countries.
The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document or the Summary Plan Description, not included herein, for a more complete description of the Plan and its provisions. The Plan is subject to the applicable provisions of the Employee Retirement Income and Security Act of 1974, as amended (“ERISA”).
Participation
Most of the Company’s employees are immediately eligible to participate in the Plan upon completing 30 days of service. However, at certain union locations, employees may participate after 30 days of service but are only eligible to receive the Company’s matching and discretionary contributions, see Contributions below, after 60 days of service or after obtaining age 21 and completing 1 year of service in which the employee worked a minimum of 1,000 hours depending on the location.
Contributions
Participants may elect to defer up to 30% of eligible gross pay through payroll deductions. Contributions may be pre-tax, after-tax or a combination thereof. The maximum annual pre-tax contribution for any participant was $16,500 for 2009 and $15,500 for 2008, respectively. Participants over age 50 could contribute additional pre-tax contributions to the Plan, up to a maximum of $5,500 for 2009 and $5,000 for 2008, subject to certain catch-up rules as defined under the Internal Revenue Code. Each participant’s total annual contributions, including employer matching contributions, were limited to the lesser of $49,000 or 100% of gross pay in 2009, and the lesser of $46,000 or 100% of gross pay in 2008. Under the Plan, participants may elect to have their account balances invested in 1% increments in any combination of eleven index funds, a Company stock fund (the “Sonoco Stock Fund”), and a stable value fund. Participants have the option to reinvest Sonoco Stock Fund dividends within the Plan or to receive these dividends in cash. Once a participant’s total account balance has been established and certain criteria are met, the participant can also invest funds in a Self-Managed Account.
The Company provides matching contributions in Company common stock or cash in amounts determined annually by the Company’s Board of Directors (the “Board”). For January 1 through June 1, 2009 and all of 2008 the Company matching contributions were equal to 100% on the first 3% of employee pre-tax contributions, and 50% on the next 2% of employee pre-tax contributions. No matching contributions were made on after-tax contributions. All matching contributions were paid in cash and invested in accordance with the participants’ chosen investment allocations. On April 15, 2009, the Board approved an amendment to the Plan temporarily suspending the Company’s matching contribution to its non-union Plan participants effective as of May 31, 2009. A modified matching contribution was subsequently reinstated by the Company effective January 1, 2010. Under the modified matching arrangement, the Company will match 50% on the first 4% of a non-union participant’s pre-tax contributions. The Company’s matching contributions to its union Plan participants was not affected by these changes. The Company may elect to provide additional contributions at the discretion of its Board.

Sonoco Savings Plan
Notes to Financial Statements
Note 1. Description of the Plan (Continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and an allocation of Plan earnings and losses. The allocation is based on participant earnings or account balances, as defined in the Plan. Net appreciation or depreciation of investments and investment earnings of each fund are allocated to participant accounts in proportion to each participant’s account balance within each fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Vesting
The majority of participants are immediately vested in both participant-funded contributions and the Company’s contributions, plus actual earnings thereon. However, at certain union locations, participants vest in employer matching and discretionary contributions after completing a minimum number of years of service, ranging from two to five years, as specified by the union contract.
Payment of Benefits
The Plan provides for benefits payable upon retirement, death, termination, or total and permanent disability. Benefits are distributed through lump-sum payments in cash or Company common stock, or in quarterly or annual installments of not less than $1,000. Participants with vested balances greater than $5,000 may elect to delay distributions from the Plan until age 70-1/2.
Participant Loans
Participants may borrow from their fund accounts an amount no greater than the lesser of 50% of the account balance, or $50,000 minus the highest outstanding loan balance during the previous 12-month period. Loans are secured by the balances in the participant’s accounts. Interest is charged at a fixed rate for the full term of the loan. The rate is based on the prime rate at the end of the fiscal quarter prior to loan origination plus 1% (4.25% at both December 31, 2009 and 2008). Principal and interest is paid through payroll deductions over a period of no more than five years for a personal loan or twenty years for a residential loan.
Risks and Uncertainties
The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities. Investments are exposed to various risks, such as interest rate, market and credit risk. Due to the nature of most investment securities, it is likely that changes in the values of investment securities will occur in the near term and it is reasonably possible that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Forfeitures
Forfeitures of account balances are used to reduce future employer contributions. During 2009 and 2008, approximately $2,388 and $78,343, respectively, in forfeitures were used to reduce employer contributions. At December 31, 2009 and 2008, the remaining balance in the forfeitures account totaled approximately $193,000 and $110,000, respectively.

Sonoco Savings Plan
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through a collective trust in the Stable Value Fund. The Statement of Net Assets Available for Benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Contributions
Contributions from the Company are recorded in the year and in the amount authorized by the Board. The contribution receivable from the Company represents amounts authorized at year-end, but not yet received by the Plan. Contributions from employees of the Company are recorded in the year in which the employee contributions are withheld from employee pay. All contributions from the Company are in the form of cash payments or Company common stock, as elected by the Board. All employee and employer contributions are participant directed.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. The fair value of the Plan’s interest in the master trust is based on the specific interest that each plan has in the underlying participant directed investment options. The investments held by the master trust are valued as follows:
Shares of collective trusts are valued at the net asset value of shares held at year end. Participant loans are valued at their outstanding balances, which approximate fair value. The fair value of the guaranteed insurance contracts (“GIC”) are calculated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the synthetic investment contract are valued at representative quoted market prices. The fair value of the wrap contract for the synthetic GIC is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end. All GIC investments are held in the Stable Value Fund, see Note 3. Shares of common stock are valued at open market values published by the respective stock exchange markets.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the financial statements and accompanying notes. Actual results could differ from those estimates.
Payment of Benefits
Benefits are recorded when paid.

Sonoco Savings Plan
Notes to Financial Statements
Note 2. Summary of Significant Accounting Policies (Continued)
Administrative Expenses
Most trust and custodial expenses and investment management fees are paid by the Plan. These expenses are deducted from the investment returns in the accompanying Statements of Changes in Net Assets Available for Benefits. Certain trust and custodial expenses and investment management fees are paid by the Company in accordance with the plan documents.
New Accounting Pronouncements
In 2009, the Plan adopted Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standard (SFAS) No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162. This statement modified the GAAP hierarchy by establishing only two levels of GAAP, authoritative and nonauthoritative accounting literature. Effective July 1, 2009, the FASB Accounting Standards Codification (ASC), became the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The adoption of the ASC had no impact on the Plan’s financial statements.
In the second quarter of 2009, the Plan adopted FASB authoritative guidance that established requirements for the accounting and disclosure of events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. The adoption of this guidance had no impact on the Plan’s net assets available for benefits.
For the year ended December 31, 2009, the Plan adopted an ASC update for fair value measurements and disclosures related to certain alternative investments. This guidance permits the use of a qualifying investment’s net asset value per share to estimate fair value, as a practical expedient to measuring fair value. The update also requires additional disclosures by major category of investment about the nature and risks of investments within its scope that are measured at fair value on a recurring or nonrecurring basis. This update was effective for the Plan for the year ended December 31, 2009 and was applied prospectively. The adoption of this update did not have a significant impact on the valuation of the Plan’s assets or liabilities.
Accounting Pronouncements Issued But Not Yet Effective
In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) (“ASU 2010-06”) which requires new disclosures and clarifies existing disclosures required under current fair value guidance. Under the new guidance, a reporting entity must disclose separately gross transfers in and gross transfers out of Levels 1, 2, and 3 and describe the reasons for the transfers. A reporting entity must also disclose and consistently follow its policy for determining when transfers between levels are recognized. The new guidance also requires separate presentation of purchases, sales, issuances, and settlements rather than net presentation in the Level 3 reconciliation. ASU 2010-06 also requires that the fair values of derivative assets and liabilities be presented on a gross basis except for the Level 3 reconciliation which may be presented on a net or a gross basis. The ASU also makes clear the appropriate level of disaggregation for fair value disclosures, which is generally by class of assets and liabilities, as well as clarifies the requirement to provide disclosures about valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall under Level 2 or Level 3. The new disclosure requirements will be effective for the Plan year ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan year ending December 31, 2011. The Plan will incorporate the required disclosures into 2010 fair value footnote but has not yet determined whether it will early adopt the 2011 requirements as permitted under the guidance.

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments
The Sonoco Products Company Master Trust (the “Master Trust”) was established for the investment of assets of both the Plan and the Sonoco Investment and Retirement Plan (“SIRP”), another retirement plan sponsored by the Company. The assets of the Master Trust are held by State Street Bank and Trust (“SSBT”). SSBT served as trustee of the Master Trust in both 2009 and 2008. StateStreet Global Advisors (“SSGA”) is wholly owned subsidiary of SSBT that manages several of the investment funds held by the Master Trust. Each plan has an undivided interest in the Master Trust investment accounts in which they both participate. Investments in the Self-Managed Account and the Sonoco Stock Fund represent specific interests of the Plan, as the Plan is the sole owner of these investments. Investment options in which both the Plan and SIRP participate include the S&P 500 Index Fund, Bond Market Index Fund, Russell 2000 Index Fund, International Stock Index Fund, Moderate Strategic Balanced Fund, S&P MidCap Fund, SSGA Retirement Income Fund, SSGA Retirement 2010 Fund, SSGA Retirement 2020 Fund, SSGA Retirement 2030 Fund, SSGA Retirement 2040 Fund, and the Stable Value Fund.
Plan’s Interest in Master Trust Investment Accounts
At December 31, 2009 and 2008, the Plan’s interest in the investment accounts of the Master Trust was approximately 98.23% and 98.93%, respectively. At December 31, 2009 and 2008, the total reported value of the Plan’s interests in the Master Trust’s investment accounts was $544,535,000 and $461,558,000 respectively. Of those respective amounts, $477,418,000 and $407,226,000 represent the Plan’s allocated value of investments in which it holds an undivided interest. At December 31, 2009 and 2008, the reported value of investments in which the Plan held the sole interest totaled $67,117,000 and $54,332,000 respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the prior day fair market value of the funds balances into which each Plan participates.
S&P 500 Index Fund (99.73% and 99.88% Undivided Interest at December 31, 2009 and 2008, respectively)
The S&P 500 Index Fund invests in all 500 common stocks included in the S&P 500 Index.
Bond Market Index Fund (99.74% and 99.88% Undivided Interest at December 31, 2009 and 2008, respectively)
The Bond Market Index Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities that comprises the Lehman Brothers Aggregate Bond Index.
Russell 2000 Index Fund (99.54% and 99.80% Undivided Interest at December 31, 2009 and 2008, respectively)
The Russell 2000 Index Fund invests in the 2000 small cap stocks that comprise the Russell 2000 Index.
International Stock Index Fund (99.09% and 99.61% Undivided Interest at December 31, 2009 and 2008, respectively)
The International Stock Index Fund invests in the stocks in the Morgan Stanley Capital International EAFE Index, a compilation of international equities.
Moderate Strategic Balanced Fund (98.95% and 99.43% Undivided Interest at December 31, 2009 and 2008, respectively)
The Moderate Strategic Balanced Fund seeks to provide income from fixed income securities and growth of principal from stock funds. The Fund’s risk profile is moderate due to the presence of well-diversified stock and bond holdings. The fund is comprised of the S&P 500 Index, Russell Small Cap Completeness Index, Morgan Stanley Capital International EAFE Index, and the Lehman Brothers Aggregate Bond Index in varying percentages.

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments (Continued)
S&P MidCap Fund (99.32% and 99.70% Undivided Interest at December 31, 2009 and 2008, respectively)
The S&P MidCap Fund invests in all stocks in the S&P MidCap 400 Index in proportion to their weighting in the Index.
Self-Managed Account (100% Specific Interest at December 31, 2009 and 2008)
The Self-Managed Account allows employees to invest in a wide variety of common stocks. To invest in the Self-Managed Account, participants must transfer funds from other investment options. The initial investment must be at least $2,500 and the total amount in the Self-Managed Account cannot exceed 50% of the participant’s vested account balance.
SSGA Retirement Income Fund (99.62% and 99.74% Undivided Interest at December 31, 2009 and 2008, respectively)
The SSBT Target Retirement Income Fund is the option in the Target Retirement series with a focus on income generation as opposed to wealth accumulation. The strategy seeks to address the needs of investors who have reached their retirement date and is comprised mainly of bonds with a reduced exposure to equities to provide greater stability and income. The fund has a target mix of 35% stock funds and 65% bond and money market funds.
SSGA Retirement 2010 Fund (98.97% and 99.86% Undivided Interest at December 31, 2009 and 2008, respectively)
The 2010 Fund starts out with a stock and bond allocation suitable from now until the year 2010 and beyond. This fund has a target mix of 53% equities and 47% fixed income. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.
SSGA Retirement 2020 Fund (98.32% and 99.53% Undivided Interest at December 31, 2009 and 2008, respectively)
The 2020 Fund starts out with a stock and bond allocation suitable from now until the year 2020 and beyond. This fund has a target mix of 73% equities and 27% fixed income. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.
SSGA Retirement 2030 Fund (98.02% and 99.22% Undivided Interest at December 31, 2009 and 2008, respectively)
The 2030 Fund starts out with a stock and bond allocation suitable from now until the year 2030 and beyond. This fund has a target mix of 85% equities and 15% fixed income. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.
SSGA Retirement 2040 Fund (96.33% and 98.51% Undivided Interest at December 31, 2009 and 2008, respectively)
The 2040 Fund starts out with a stock and bond allocation suitable for the full time horizon – from now until the year 2040 and beyond. This fund has a target mix of 90% equities and 10% fixed income. Professional managers then adjust the index fund mix annually, gradually decreasing the stock allocations while increasing the bond allocations as the retirement date approaches.

Sonoco Savings Plan
Notes to Financial Statements
Note 3. Investments (Continued)
Stable Value Fund (96.31% and 97.85% Undivided Interest at December 31, 2009 and 2008, respectively)
The Stable Value Fund is a collective fund that invests primarily in Guaranteed Investment Contracts (GIC) and fully benefit-responsive Synthetic Investment Contracts (SIC), which are supported by underlying assets owned by the Plan. Assets underlying the synthetic investment contracts include government securities, private and public mortgage-backed securities, investment grade corporate obligations and cash equivalents held for liquidity purposes. These synthetic investment contracts are credited with earnings on the underlying investments and charged for benefit withdrawals and administrative expenses. The guaranteed investment contracts are included in the financial statements of the Plan at fair value, with an adjustment to contract value as reported to the Plan by the issuers. Contract values reflect contributions made under the contract, plus earnings, less benefit withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Sonoco Stock Fund (100% Specific Interest at December 31, 2009 and 2008)
Employees may also elect to invest in the Sonoco Stock Fund that consists solely of investments in Company common stock and cash equivalents held for liquidity purposes.
The following table presents the fair values and contract values of all investments in the Master Trust at December 31:

(in thousands of dollars)	2009	2008
Investments at fair value
Collective Trusts (99.38% and 99.76% Undivided Interest, respectively)	$265,832	$204,182
Common Stock (100% and 100% Specific Interest, respectively)	67,117	54,332
Stable Value Fund (96.31% and 97.85% Undivided Interest, respectively)	221,400	208,043

Total Investments at Fair Value	554,349	466,557
Adjustment to state Stable Value Fund at Contract Value	(1,592)	2,901

Total Master Trust Investments	$552,757	$469,458

Investment income (loss) for the Master Trust is as follows:

(in thousands of dollars)	2009	2008
Net appreciation/(depreciation) in fair value of investments - collective trusts	$52,308	$(98,206)
Net appreciation/(depreciation) in fair value of investments - common stocks	14,760	(21,747)
Interest and dividends	10,842	9,536

	$77,910	$(110,417)

Sonoco Savings Plan
Notes to Financial Statements
Note 4. Fair Value Measurements
The following table sets forth information regarding the Plan’s financial assets that are measured at fair value. All amounts are in thousands of dollars.
Fair Value Measurements at Reporting Date Using

		Quoted Market
		Prices in Active	Significant
		Market for	Other	Significant
		Identical	Observable	Unobservable
		Assets/Liabilities	Inputs	Inputs
Description	December 31, 2009	(Level 1)	(Level 2)	(Level 3)
Assets:
Common Stock (a)	$67,117	$66,679	$438	$—
Loans to Participants (b)	$25,484	$—	$—	$25,484
Collective Trusts (c)	$265,941	$—	$265,941	$—
GIC (d)	$8,649	$—	$8,649	$—
SIC-Commingled (d)	$79,400	$—	$79,400	$—
SIC-Corporate (d)	$7,334	$—	$7,334	$—
SIC-Government (d)	$40,070	$—	$40,070	$—
SIC-Mortgage (d)	$49,484	$—	$49,484	$—
Short Term Investments (d)	$26,540	$—	$26,540	$—

Grand Total	$570,019	$66,679	$477,856	$25,484

(a)	Common Stock includes investments held in the Sonoco Stock Fund and the Self-Managed Account Fund. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.

(b)	Loans to Participants consist of borrowings by Plan participants of their vested funds and are valued at the gross principal amount outstanding.

(c)	The Collective Trusts consist of the Plan’s proportionate investment in the Master Trust for all funds not specifically listed elsewhere in the chart. The underlying investments consist of mutual funds, index funds, and target retirement funds that predominantly invest in publicly traded instruments. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Funds’ net asset values.

(d)	These investments are all components of the Plan’s ownership of the Stable Value Fund. They represent Guaranteed Investment Contracts (GIC), fully benefit-responsive Synthetic Investment Contracts (SIC), and Short Term Investments in highly liquid instruments. These instruments are valued based on the underlying contracts fair market value.

Sonoco Savings Plan
Notes to Financial Statements
Note 4. Fair Value (Continued)
Fair Value Measurements at Reporting Date Using

		Quoted Market
		Prices in Active	Significant
		Market for	Other	Significant
		Identical	Observable	Unobservable
		Assets/Liabilities	Inputs	Inputs
Description	December 31, 2008	(Level 1)	(Level 2)	(Level 3)
Assets:
Common Stock (a)	$54,336	$53,721	$615	$—
Loans to Participants(b)	$24,846	$—	$—	$24,846
Collective Trusts (c)	$203,642	$—	$203,642	$—
GIC (d)	$15,615	$—	$15,615	$—
SIC-Commingled (d)	$63,987	$—	$63,987	$—
SIC-Corporate (d)	$992	$—	$992	$—
SIC-Government (d)	$41,763	$—	$41,763	$—
SIC-Mortgage (d)	$64,346	$—	$64,346	$—
Short Term Investments (d)	$16,877	$—	$16,877	$—

Grand Total	$486,404	$53,721	$407,837	$24,846

(a)	Common Stock includes investments held in the Sonoco Stock Fund and the Self-Managed Account Fund. These investments are all publicly traded instruments valued using stated market values and, in some instances, the dividends receivable to the Plan as instrument holder on the day of record.

(b)	Loans to Participants consist of borrowings by Plan participants of their vested funds and are valued at the gross principal amount outstanding.

(c)	The Collective Trusts consist of the Plan’s proportionate investment in the Master Trust for all funds not specifically listed elsewhere in the chart. The underlying investments consist of mutual funds, index funds, and target retirement funds that predominantly invest in publicly traded instruments. Each Collective Trust fund provides for daily redemptions by the Plan at reported net asset values per share with no advance notice requirement. The underlying investments are valued based on the respective Funds’ net asset values.

(d)	These investments are all components of the Plan’s ownership of the Stable Value Fund. They represent Guaranteed Investment Contracts (GIC), fully benefit-responsive Synthetic Investment Contracts (SIC), and Short Term Investments in highly liquid instruments. These instruments are valued based on the underlying contracts fair market value.

Sonoco Savings Plan
Notes to Financial Statements
Note 4. Fair Value (Continued)
The following tables set forth information summarizing the changes in fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008. All amounts are in thousands of dollars.

						Transfers from
	Dec. 31, 2008	Loan Issuances	Loan Repayments	Interest Income	Terminations	Other Plans	Dec. 31, 2009

Loans to Participants	$24,846	$12,767	$(11,831)	$1,606	$(1,904)	$—	$25,484

						Transfers from
	Dec. 31, 2007	Loan Issuances	Loan Repayments	Interest Income	Terminations	Other Plans	Dec. 31, 2009

Loans to Participants	$23,901	$11,926	$(11,846)	$1,882	$(1,296)	$279	$24,846
The Plan currently has no nonfinancial assets or liabilities that are recognized or disclosed at fair value on a recurring basis. Changes in the Fair Value of investments held at the end of the period are reported in “Net appreciation/(depreciation) in investments” in the Statement of Changes in Net Assets Available for Benefits. For the periods ended December 31, 2009 and 2008, the net amounts reported were $66,370 and $(119,781), respectively.
Note 5. Related Party Transactions
Certain Plan investments, including the collective fund, collective trusts and money market funds, are managed by StateStreet Global Advisors and StateStreet Bank & Trust Company (“StateStreet”), the plan trustee. Therefore, investment fees paid to StateStreet qualify as party-in-interest transactions. Citistreet, LLC (“Citistreet”), the plan administrator and recordkeeper, was paid administrative fees throughout the year. These transactions qualify as party-in-interest transactions. Fees paid by the Plan to StateStreet and Citistreet amounted to approximately $1,145,000 and $1,098,000 for the years ended December 31, 2009 and 2008, respectively.
At December 31, 2009 and 2008, the Plan held 6,127,000 and 6,270,000 units, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $58,801,000 and $62,409,000, respectively, and fair value of $62,771,000 and $51,076,000, respectively. During the year-ended December 31, 2009 and 2008, the Plan recorded dividend income on the common stock of the Company of $2,393,000 and $2,346,000, respectively.
Note 6. Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated June 30, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.

Sonoco Savings Plan
Notes to Financial Statements
Note 7. Asset Transfers
The Company acquired certain businesses from Caraustar Industries in 2007 whose 401(k) assets totaling $4,943,000 were transferred into the Plan during 2008. The Company did not acquire any businesses in 2008 or 2009 involving the transfers of the acquired company’s employee savings plans assets in the Plan.
Note 8. Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.
Note 9. Subsequent Events
Subsequent to year-end it was determined that the plan did not pass certain nondiscrimination testing. This failure disallowed contributions from certain plan participants. In keeping with applicable rules and regulations employees were contacted prior to March 15, 2010 and the disallowed amounts, net of applicable payroll tax withholdings, were refunded to employees. The $897 refunds payable recorded at year-end represents the amounts refunded to participants.
Note 10. Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements at December 31 to the Form 5500’s:

(in thousands of dollars)	2009	2008
Net assets available for benefits per the financial statements	$567,835	$490,390
Less:
Amounts allocated to withdrawing participants	—	(174)
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	1,533	(2,839)

Net assets available for benefits per Form 5500	$569,368	$487,377

Sonoco Savings Plan
Notes to Financial Statements
Note 10. Reconciliation of Financial Statements to Form 5500 (Continued)
The following is a reconciliation of the increase in net assets available for benefits before transfer from other qualified plans per the financial statements for the year ended December 31, 2009 to the Form 5500’s:

Year ended
December 31,
(in thousands of dollars)	2009
Increase in net assets available for benefits before transfer from other qualifed plans per the financial statements	$77,441
Adjustments to:
Amounts allocated to participant distributions	174
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	4,372

Decrease in net assets available for benefits before transfer from other qualifed plans per Form 5500	$81,987

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

Supplemental Schedule

Sonoco Savings Plan
Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2009

(in thousands of dollars)
	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower, Lessor	of Interest, Collateral, and Par	Current or
or Similar Party	or Maturity Value	Market Value
Participant loans*	Participant loans have interest rates ranging from 4.25% to 10.5%, with varying maturity dates	$25,484

*	Represents a party in interest to the Plan

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

SONOCO SAVINGS PLAN By: Sonoco Products Company as Plan Administrator
June 28, 2010	By:	/s/ Harris E. DeLoach, Jr.
Date		Harris E. DeLoach, Jr.
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit
Number	Description
23-1	Consent of Independent Registered Public Accounting Firm to Incorporation by Reference of Independent Registered Accounting Firm’s Report with Respect to Form 11-K for the Sonoco Savings Plan